August 5, 2011

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549-3628

Attention: Pamela A. Long, Assistant Director

Re:                             PetroLogistics LP
Registration Statement on Form S-1 Filed: June 21, 2011
File No.: 333-175035

Ladies and Gentlemen:

This letter sets forth the response of PetroLogistics LP (the “Registrant”) to the comment letter (the “Comment Letter”) dated July 18, 2011, of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Registrant’s Registration Statement on Form S-1 filed on June 21, 2011 (the “Registration Statement”). This letter is being filed with Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”); all references to page numbers in the responses below are to page numbers in the Amended Registration Statement. In order to facilitate your review, we have repeated each comment (each, a “Comment”) in its entirety in the original numbered sequence. We have also sent to your attention via courier four courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement.

Capitalized terms used in this letter but not defined herein have the meanings given to them in the Registration Statement.  Information provided in this letter on behalf of the Registrant has been provided to us by the Registrant.

General

1.                        We will process this filing and your amendments without price ranges.  Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included.  Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:                          The Registrant acknowledges that the Staff will need sufficient time to review the price range and its effect on the disclosure throughout the

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Registration Statement, as amended, and that such effect may give rise to further Staff commentary.

2.                        As indicated in the comment above, we note that you have omitted certain pricing-related information as well as other information from this filing.  If you intend to rely on Rule 430A of Regulation C under the Securities Act of 1933, please note that Rule 430A does not allow for the omission prior to effectiveness of amounts that may be computed based on the maximum number of shares offered and the mid-point of the offering price range.  In addition, please confirm that you will not circulate copies of the preliminary prospectus until you include an estimated price range, maximum number of shares, dollar amounts dependent upon the offering price that are based on the mid-point of the offering price range, and all other information except information you may exclude in reliance upon Rule 430A.

Response:                          The Registrant will include all information in its Registration Statement as required by the Securities Act of 1933 and the rules promulgated thereunder at effectiveness, and confirms that it will not circulate any preliminary prospectus that omits information other than what it is entitled to omit pursuant to Rule 430A.

3.                        Prior to the effectiveness of your registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the underwriters has received clearance by FINRA.

Response:                          The Registrant will arrange to have FINRA call the Staff or provide the Staff with a letter indicating that FINRA has cleared its filing prior to requesting effectiveness of the Registration Statement.

4.                        We encourage you to file all exhibits with your next amendment or otherwise furnish us drafts of your legal and tax opinions and underwriting agreement.  Please understand that we will need adequate time to review these materials before effectiveness.

Response:                          The Registrant has filed the following exhibits with the Amended Registration Statement:

•                                  Propane Sale Contract between PL Propylene LLC and Enterprise Products Operating LLC;

•                                  Propylene Supply Contract between PL Propylene LLC and The Dow Chemical Company;

•                                  Propylene Supply Contract between PL Propylene LLC and Total Petrochemicals USA, Inc.;

•                                  Propylene Supply Contract between PL Propylene LLC and INEOS Olefins and Polymers USA;

•                                  List of Subsidiaries of PetroLogistics LP;

•                                  Consent of Ernst & Young LLP;

•                                  Consent of Chemical Data; and

•                                  Power of Attorney (included in signature page).

The Registrant has also, concurrently with this letter, submitted to the Commission a request for confidential treatment of certain portions of the propane sale contract between PL Propylene LLC and Enterprise Products Operating LLC and the propylene supply contracts between PL Propylene LLC and The Dow Chemical Company, Total Petrochemicals USA, Inc. and INEOS Olefins and Polymers USA.  The application for confidential treatment requests redaction of certain commercially and financially sensitive terms contained in the subject agreements.  The Registrant also acknowledges the Staff’s comment and will undertake to file exhibits in a timely manner so that the Staff may have adequate time to review them prior to requesting effectiveness of the Registration Statement.

5.                        Please monitor your requirement to provide updated financial information.  Refer to Rule 3-12 of Regulation S-X.

Response:                          The Registrant has included in the Amended Registration Statement financial statements and related disclosure as of June 30, 2011 in accordance with Rule 3-12 of Regulation S-X.

6.                        Please provide a currently dated, signed auditors’ consent with your next amendment.

Response:                          The Registrant has filed a signed auditor’s consent dated as of August 5, 2011 with the Amended Registration Statement.  Please see Exhibit 23.1.

Market and Industry Data, page iv

7.                        Please confirm if true that, other than the report prepared by Chemical Data, L.P., whose consent has been filed as Exhibit 23.4 to the registration statement, all other market and industry data represents information that is generally available to the public and was not prepared for you for use in the registration statement.

Response:                          The Registrant represents that, other than the information in the report prepared by Chemical Data, L.P., the industry and market data included in the Registration Statement is either (i) management’s belief based on its experience in the industry or (ii) generally available to the public and was not prepared for the Registrant for its use in the Registration Statement.

8.                        We note your disclosure in the last sentence at the end of the paragraph with respect to investor reliance on the third-party data you have included in the prospectus.  Clarify the extent to which you are cautioning investors in their evaluation of this data.  More clearly express the company’s views regarding the reliability of the data and statistics in your registration statement.  If you believe that the industry and market data requires a disclaimer such as that presented here, tell us why you believe the market data contributes to an informed investor understanding of the market for the company’s products and services as of the time of their potential investments.  Alternatively, please remove this sentence.

Response:                          The Registrant has revised the Registration Statement to remove the referenced sentence.  Please see page iv.

Prospectus Summary, page 1

General

9.                        The information in your summary is rather detailed, lengthy and repetitive of information found elsewhere in the prospectus.  The summary section is intended to provide investors with a clear, concise and coherent snapshot of the most significant aspects of the partnership offering.  Please consider revising the summary to more concisely summarize the most important aspects of the offering, which are explained in detail in the later sections of the prospectus.  We note, for example, that substantially identical information appears to have been included in the Business section starting on page 85 of the filing.  For guidance, please see Section II.A.3.c.  of SEC Release No. 33-6900 (June 17, 1991).

Response:                          The Registrant has revised the Registration Statement to provide a more concise summary of the significant aspects of the offering.  Please make note of the deletions on pages 1, 2, 4 and 6.

10.                 We note your statements throughout the prospectus that you own and operate the “world’s largest propate dehydrogenation (“PDH”) facility.”  For this and similar statements throughout the prospectus, please revise your disclosure to disclose the measure against which you are making these statements (e.g., by production capacity).

Response:                          The Registrant has revised the registration statement accordingly.  Please see pages 1, 3, 57, 84, 87 and F-28.

Our Business, page 1

11.                 At the end of the first page, please identify or provide examples of the “other industry experts” referenced in your disclosure.  Please also tell us supplementally what information you are relying on as the basis for this reference.

Response:                          The Registrant has revised the Registration Statement accordingly.  Please see page 1.

Organizational Structure, page 8

12.                 Please revise your disclosure to include a chart that depicts your structure before giving effect to the offering and related transactions.  This may also help provide additional context for the discussion of the various transactions under The Transactions” on page 41.

Response:                  The Registrant has revised the Registration Statement to include a chart reflecting its organizational structure before the offering and related transactions take place.  Please see page 7 and the related cross-reference on page 40.

The Offering, page 10

13.                 We note disclosure on pages 13 and 43 that you may sell fewer or more common units than the number set forth on the cover page of the prospectus.  This implies that the offering may not be a firm commitment and that the prospectus may not accurately disclose the size of the offering.  Please note that at the time of effectiveness your prospectus must set forth the number of units you intend to sell, and that any changes in the size of the offering after effectiveness must be reflected in a prospectus supplement or post-effective amendment, as required by Rule 430A, or in a new registration statement for additional units.  Please confirm your understanding.  If you keep the disclosure on page 13 in your filing please also include an explanation of your filing obligations in the event of a change in the size of the offering.

Response:                          The Registrant has revised the Registration Statement to remove the referenced disclosure, and confirms its understanding of the requirements of Rule 430A promulgated under the Securities Act of 1933 and related Rules, if it decides to increase or decrease the maximum aggregate offering size after the Registration Statement becomes effective.

Use of Proceeds, page 10

14.                 In the second paragraph you discuss the additional net proceeds you will raise if the underwriters exercise the overallotment option in full.  Since you will issue your sponsors and others the shares subject to any unexercised portion of the overallotment option, please explain whether the amount of proceeds that you raise will be impacted at all by the exercise of the overallotment option by the underwriters.  In this regard, please clarify what consideration, if any, the sponsors and others will pay for the overallotment shares that are not purchased by the underwriters.

Response:                          All net proceeds raised by the Registrant, including any net proceeds resulting from the underwriters’ exercise of their option to purchase additional units, will be distributed to our sponsors and their affiliates, our executive officers and certain of our employees.  Although the amount of cash proceeds raised by the Registrant will be less if the underwriters do not exercise their option to purchase additional common units in full or at all, since 100% of net cash raised in the offering will be distributed to our sponsors and their affiliates, our executive officers and certain of our employees, the exercise or lack of exercise of the overallotment option will have no impact on the amount of cash the Registrant retains upon completion of the offering.  Pursuant to the Contribution, Assignment and Assumption Agreement (the “Contribution Agreement”), a form of which will be filed as an Exhibit to the Registration Statement in a future filing, Propylene Holdings will contribute PL Propylene to the Registrant as consideration for the right to receive additional common units, a cash distribution or both, depending upon whether or not the underwriters exercise their option to purchase additional common units in whole or in part.  As will be more fully described in the Contribution Agreement, Propylene Holdings will immediately distribute the right to receive common units, cash, or both, to its sole member, PL Manufacturing LLC, which will in turn immediately distribute these rights to its members in accordance with the terms of its limited liability company agreement, as amended.

Call Right, page 13

15.                 In light of the general partner’s right to call and purchase not less than all of the common units held by the public unitholders, please advise us whether you will comply with the tender offer rules and file a Schedule TO when or if this right is exercised.  If you believe an exemption from the tender offer rules would be available, please explain why.

Response:                          The Registrant does not believe that the tender offer rules are applicable to the limited call right of the general partner because, upon the general partner’s exercise of the call right, the investor has no discretion over whether or not to tender its securities.  In the event the general partner does decide in the future to exercise its call right, it will carefully evaluate and comply with all then-existing laws, rules and regulations, and the Registrant has revised the Registration Statement to disclose this intent. See page 138.

Material U.S. Federal Income Tax Consequences, page 13

16.                 Please revise your disclosure to include a brief discussion of the material tax consequences so that you are not solely cross-referencing to the more detailed discussion set forth on page 144.  See Section II.A.3.c.  of SEC Release No.  33- 6900.  Please also disclose the identity of counsel who is rendering the opinion at each place in the prospectus where you discuss the tax consequences of investing in your securities and what counsel’s opinion is.

Response:                          The Registrant has revised the Registration Statement accordingly.  Please see page 13.

Summary Historical and Pro Forma

17.                 Please clarify, in the second bullet, whether this transaction is the acquisition of all of the overallotment shares by the sponsors and others after the underwriters’ failure to exercise the overallotment option, or whether it reflects the purchase by the sponsors and others of new shares in the offering pursuant to the Directed Unit Program.  Please also disclose what consideration, if any, you are assuming that the sponsors and others would be paying for the shares under each scenario.

Response. The Registrant has revised the Registration Statement to reflect that the pro forma financial statements assume the underwriters do not exercise their option to purchase additional common units, and that the Registrant will issue such units to our sponsors and their affiliates, our executive officers and certain of our employees, and to clarify that such amount excludes any purchase pursuant to the Directed Unit Program.  Please see page 14.

Risk Factors, page 17

18.                 We note throughout your document that you state the production from shale gas formations has contributed to the improved propane-to-propylene spread.  Please consider adding a risk factor to address the following risks associated with the shale gas industry, and how these factors could impact the propane-to-propylene spread and your overall business:

•                  It appears several states that encompass the major shale gas formations are contemplating legislative restrictions on drilling and overall development of these hydrocarbons.  In addition, it appears some states have concerns regarding the chemicals used in hydraulic fracturing drilling techniques and the overall consequences of fractured gas formations effects to ground water supplies.  Please consider the risks to your business associated with legislative restrictions to shale gas development that are currently being contemplated.

•                  The productive lives of shale gas wells are inherently uncertain and the development and production of these formations is at an early stage.  It appears from certain industry reports that the production decline curves associated with shale gas wells may be steeper than originally anticipated.  Given the current market pricing environment for natural gas, the overall economics of shale gas development and production may be negatively impacted as a result of the need for additional drilling of new wells and re-work of existing shale gas wells in order to maintain current production levels.  Please consider whether this represents a risk to your business and the propane-to-propylene spread.

Response:                          The Registrant has revised its existing risk factor regarding hydraulic fracturing and its effect on its propane-to-propylene spread to include a brief discussion on the uncertainty of the productive lives of shale gas wells. Please see page 23.

Cost reimbursements due to our general partner and its affiliates will reduce cash available for distribution to you, page 32

19.                 Please disclose here or in a separate risk factor whether there are any limits on the amount or types of expenses for which your general partner and its affiliates may be reimbursed.  Please also include such disclosure in other relevant sections of the prospectus where this matter is discussed.

Response:                          The Registrant has revised the Registration Statement accordingly.  Please see page 32.

Limited partners may not have limited liability if a court finds that unitholder action constitutes control of our business, page 32

20.                 To the extent that Texas law differs significantly from Delaware law, please identify any material differences in your disclosure to better inform the investors of the likelihood that they may not have limited liability as limited partners.

Response:       The Registrant has examined both of the relevant statutes and believes that there is no meaningful risk of a limited partner’s loss of limited liability.  Accordingly, it has revised the Registration Statement to delete the applicable risk factor.

The Transactions and Our Structure and Organization, page 41

Management, page 41

21.                 Please include in an appropriate section of the prospectus a summary tabular presentation, itemizing by category and specifying dollar amounts where possible, of all compensation, fees, profits, and other benefits (including reimbursement for out of pocket expenses) which the general partner and its affiliates may earn or receive in connection with the offering or operation of the partnership.  Refer to Securities Act Release No.  33-6900 and Item 4.A.  of Industry Guide 5.

Response:         The Registrant respectfully submits that, other than reimbursement of expenses, the general partner will not receive any compensation, fee, profits and other benefits pursuant to the Registrant’s amended and restated agreement of limited partnership, a form of which will be filed as Appendix A in a future amendment to the Registration Statement.  The Registrant has revised the Registration Statement to specify the portion of general and administrative expense and cost of sales that it estimates will represent a reimbursement to the general partner of costs incurred on its behalf for the twelve months ended September 30, 2012.  Please see pages 51 and 52.

Use of Proceeds, page 43

22.                 With a view towards disclosure, please explain to us how the amount of distribution to your executive officers and “certain” of your employees will be determined.

Response:         Pursuant to the Contribution Agreement, Propylene Holdings will contribute PL Propylene to the Registrant in exchange for common units and the right to receive the net proceeds of the offering, as well as the right to receive the common units, cash or a combination thereof, depending upon whether the underwriters exercise their option to purchase additional common units in whole or in part.  Propylene Holdings will then distribute the common units and such rights to its sole member, PL Manufacturing. Lindsay Goldberg and York Capital, the entities which control PL Manufacturing, have made the decision to cause PL Manufacturing to distribute these rights to the members of PL Manufacturing in accordance with the capital accounts of each member and pursuant to the limited liability company agreement of PL Manufacturing, as amended.  The Registrant has revised the Registration Statement accordingly to describe the foregoing on page 42.

Dilution, page 45

23.                 Please explain where in the calculation of dilution, and in the comparative table on page 46, you are including any shares to be issued to your sponsors and others if the underwriters do not exercise the overallotment option.

Response:         The Registrant has revised footnote 1 of the dilution table on page 44 of the Registration Statement to indicate that the row titled “Unaudited pro forma consolidated net tangible book value per unit before this offering” is determined by dividing the net tangible book value of the Registrant’s assets less total liabilities by the number of units issuable to our sponsors and others, assuming no exercise by the underwriters of their overallotment option.  In the comparative table, the number of units will be reflected in the number and percentage of units required by the “General Partner and its affiliates.”  The last paragraph on page 45 provides the counterfactual impact of a full exercise of the overallotment option.

Our Cash Distribution Policy and Restrictions on Distributions, page 47

Limitations on Cash Distributions..., page 47

24.                 Please revise your disclosure in the second bullet point to provide more context to your generalized statement that your cash flows will be less stable than the cash flows of “most publicly traded partnerships.”

Response:         The Registrant has revised the Registration Statement accordingly.  Please see page 47.

Forecasted Available Cash, page 48

25.                 With respect to your page 49 disclosure, please consolidate your statements to remove information which appears redundant and repetitive.  For example, the disclosure both at the beginning and at the end of page 49 seems to disclaim any responsibility by your auditor related to the preparation of the forecasted cash flows.

Response:         The Registrant has revised the Registration Statement to remove the redundant disclosure.  Please see page 48.

26.                 We note your statement in the first paragraph that the prospective information is, to the best of management’s knowledge and belief, the expected course of action and your expected future financial performance.  However, the next paragraph says that the available cash discussed in the forecast should not be viewed as management’s projection of the actual available cash that you will generate.  Please explain the basis for this distinction and how investors should use this information.

Response:         The Registrant has revised the Registration Statement to remove the statement, “The available cash discussed in the forecast should not be viewed as management’s projection of the actual available cash that we will generate during the twelve months ending September 30, 2012.”  Please see page 48.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Three Months Ended March 31, 2011 Compared to Three Months Ended March 31,  2010, page 62

27.                 We note a component of your cost of sales includes a line item described as a “Change in inventory.”  Please clarify for us and in your document the nature of this adjustment including how it arises.  We note from your accounting policy disclosures that you use a weighted-average method to value your inventories.

Response:         The Registrant has revised the Registration Statement to include a description of the change in the inventory component of cost of sales.  Please see pages 61 and 63.

Liquidity and Capital Resources, page 67

Existing Credit Facility, page 67

New Credit Facilities, page 68

28.                 We note that you have not filed any of your credit agreements as exhibits to your registration statement.  Please file complete copies of your existing credit agreement together with a form of the new credit agreement as exhibits with your next amendment.  Please confirm that the “form of” agreement that you plan to file will be consistent with Instruction 1 to Item 601 of Regulation S-K, and that any “form of” agreement that deviates from the final agreement in any other way will be re-filed accordingly.  Otherwise, please tell us how you intend to comply with the requirements of Item 601(b)(10) of Regulation S-K with respect to the filing of these material contracts.

Response:         Prior to the consummation of this offering and prior to requesting acceleration of effectiveness, the Registrant intends to replace the existing credit agreement with a new credit agreement.  The existing credit agreement will be terminated in its entirety and will not constitute an ongoing contractual obligation of the Registrant to be performed after the effectiveness of the Registration Statement.  The Registrant has revised the exhibit index of the Registration Statement to indicate that a form of the credit agreement (which form will be consistent with Instruction 1 to Item 601 of Regulation S-K) will be filed as an exhibit to a future filing of the Registration Statement.  The Registrant undertakes to file the executed new credit agreement in a future filing.  Please see page II-2.

Capital Spending, page 69

29.                 We note that on June 27, 2011, the Oil & Gas Financial Reporting Journal reported that you may develop an ethylene plant in West Virginia for Marcellus Shale gas.  With a view towards disclosure, please tell us whether you anticipate this project to commence within the next 12 months, when the new facility will be placed in service, how you believe it will impact your operations, how you will fund this project, and what its projected costs will be.

Response:         The Registrant acknowledges the Staff’s comment, and respectfully submits that the above-referenced article was incorrect; the Registrant has no plans to develop an ethylene plant in West Virginia for Marcellus Shale gas.

Industry Overview, page 72

International Propylene Markets, page 80

30.                 Please revise your disclosure to identify the information source(s) serving as basis for your international market disclosure.  If this information is based upon management’s belief, please indicate that this is the case.  If the information is based upon other sources, please provide us supplementally copies of these sources.

Response:         The Registrant has revised the disclosure to characterize the international market disclosure as management’s belief based on its knowledge of the industry.  Please see page 79.

The Propane-to-Propylene Spread, page 83

31.                 Based on your disclosure here, please consider revising “The propylene business is, and prolylene prices are, cyclical...”  risk factor disclosure on page 19, or add a separate risk factor to address the impact that the volatility of the gas prices may have on the propane-to-propylene spread.

Response:         The Registrant has revised the risk factor entitled, “Our results of operations...may be adversely affected by the supply and price levels of propane” to include a discussion on the effect of natural gas price volatility on the propane to propylene spread.  Please see page 20.  The Registrant also notes that the risk factor revised in response to Comment 18 discusses the impact of natural gas price increases on the Registrant’s propane-to-propylene spread.

Business, page 85

General

32.                 Please ensure that your disclosure in this section addresses all relevant Item 101(c)(1) requirements.  For example, we note that Item 101(c)(1)(v), (vi) and (vii) disclosures related to the seasonality of the business, working capital practices, and dependency on certain customers appear to be missing.  If material to an understanding of your business, please discuss these items or include a cross-reference to the other sections of the filing where you address these items.

Response:         The Registrant has revised the Registration Statement to include a discussion of (i) the seasonality of its business; (ii) its working capital practices; (iii) the extent to which it is dependent on certain customers, and has included cross-references where appropriate.  Please see page 84.

Our Products and Customers, page 85

Contracted Propylene Sales, page 85

33.                 Briefly disclose each of Dow’s, Total’s and INEOS’ rights pursuant to the terms of their respective sales contracts to terminate their agreements with the company.

Response:         The Registrant respectfully submits that none of the above-referenced propylene sales contracts contain relevant provisions that provide the respective counterparties the contractual right to terminate its contract with the Registrant.

34.                 Please tell us what consideration you have given to filing as exhibits to the registration statement the agreements with customers upon which your business appears to be substantially dependent.  In this regard we note that your sales to Dow and Total accounted for 44% and 36% of your total sales, respectively.  Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:         The Registrant acknowledges the Staff’s comment and, concurrently with this letter, has submitted to the Commission a confidential treatment request regarding, among others, each of the contracts that are the subject of this Comment.  The application for confidential treatment requests redaction of certain commercially and financially sensitive terms which the subject agreements contain.

Our Sponsors, page 90

35.                 Please expand your disclosure related to the sponsor’s prior performance and track record by providing, among other things, objective support for statements such as Lindsay Goldberg has “successfully invested over $5.6 billion of equity capital in 27 portfolio companies.”  For guidance, please refer to Item 8 of Industry Guide 5.

Response:         The Registrant acknowledges the Staff’s comment and has revised the registration statement to delete references to Lindsay Goldberg’s investment history as “successful.”  Please see pages 6 and 89.  Item 8 of Industry Guide 5 and Release 33-6900 requires a prospectus for an initial public offering of limited partnership units to include the track record or prior performance of “programs” sponsored by the general partner and its affiliates.  Although not defined in Guide 5, the Registrant believes the term “program” was intended to apply to classic real estate syndications. In Release No. 34-18161 (October 7, 1981), for example, the Commission explained that a “program” is a three phase investment fund or a syndication involving real estate consolidation and divestiture programs. During the course of its research, the Registrant has also noted that the Staff has defined a Guide 5 “program” to be an investment fund or other similar investment vehicle (i) that primarily invests in real estate or real estate related investments and (ii) whose investors are passive and do not participate in the management of the investment vehicle.  Under these criteria, neither the general partner nor any of its affiliates have previously undertaken “programs” such that Item 8 of Guide 5 is applicable.

Our PDH Technology, page 92

36.                 Please file the license agreement with CB&I Lummus as an exhibit with your next amendment.

The Registrant purchased the right to use the CATOFIN dehydrogenation technology under a license from CB&I Lummus (the “License Agreement”).  Pursuant to the License Agreement, the Registrant acquired the perpetual right to use CB&I Lummus’s CATOFIN technology.  The Registrant has fully paid the purchase price for the license and has fully performed all other material obligations thereunder.  The Registrant owns the right to use the CATOFIN technology, and any remaining obligations under the License Agreement are immaterial.  Accordingly, the Registrant respectfully advises the Staff that it believes that the License Agreement is immaterial to its business and that it should not be included as an exhibit to the Registration Statement.  Additionally, the Registration Statement has been revised such that it discloses the Registrant’s remaining obligations under the License Agreement (including its obligation of confidentiality and its obligation to provide notice to CB&I Lummus of unauthorized use of CATOFIN technology.  See pages 91 and 92.

Feedstock Supply, page 93

37.                 Please file the agreement with Enterprise as an exhibit with your next amendment.

Response:       The Registrant acknowledges the Staff’s comment and, concurrently with this letter, has submitted to the Commission a confidential treatment request regarding, among others, each of the contracts that are the subject of this Comment.  The application for confidential treatment requests redaction of certain commercially and financially sensitive terms which the subject agreements contain.

Competition, page 94

38.                 Please explain how Dow’s plans to build its own on-purpose PDH facility may impact your relationship with your largest customer.  To the extent necessary, please revise “We currently derive substantially all of our sales from three customers...”  risk factor on page 23 accordingly.

Response:         Management believes that following the completion of Dow’s plant in 2015, Dow will continue to purchase propylene from the Registrant.  If, in the alternative, Dow does not continue to purchase the Registrant’s product after completion of the plant, management does not expect its business to be adversely affected, as they believe they can find replacement customers.  The Registrant has revised the Registration Statement accordingly.  Please see page 93.

Employees, page 98

39.                 Based on your disclosure that the general partner “will” employ approximately 90 employees, please clarify whether you currently employ any employees in the operation of your business.

Response:         The Registrant has revised the Registration Statement to clarify that current members of its management are employed by an affiliated third party and its employees are employed by PL Propylene LLC, but that the general partner will become their employer in connection with the restructuring associated with this offering.  Please see page 97.

Management, page 99  Board

Committees, page 99

40.                 Please identify the individuals who will serve on your audit and conflicts committees.

Response:         In accordance with the NYSE’s phase-in provisions for companies listing in connection with an initial public offering, the Registrant will have at least one independent member of its board of directors and audit committee that meets the requirements of Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended, as of the listing date of its common units on a national securities exchange.  However, the conflicts committee will not be initially formed until the board of directors of the general partner appoints a second independent director, since the conflicts committee may not be composed of only one member.

Compensation Discussion and Analysis, page 103

Elements of Compensation, page 105

Salary, page 105

41.                 Please revise your disclosure to clarify the factors considered by the board of managers of PL Manufacturing in adjusting the annual base salaries.  Your reference to “factors discussed above” in the second paragraph is unclear.

Response:  The Registrant has revised the Registration Statement accordingly.  Please see page 104.

Discretionary Bonus Awards, page 106

42.                 Please disclose how the board determined the size of the bonus awards based on the factors it considered.  If a named executive officer’s individual performance is measured against pre-established personal goals or individual objectives, please disclose the objectives and describe how performance or non-performance impacted the board’s decision to award the discretionary bonus awards.  Please note that to the extent that the board’s decisions regarding a named executive officer’s individual performance were based upon a subjective evaluation, please ensure to disclose each executive officer’s personal objectives by also identifying the specific contributions made by each executive and contextualize those achievements for purposes of demonstrating how they resulted in specific compensation decisions.  Although quantitative targets for subjective or qualitative assessments may not be required, you should provide insight into how qualitative inputs are translated into objective pay determinations.

Response:         The Registrant has revised the Registration Statement accordingly.  Please see page 105.

Employment Agreements, page 108

43.                 Please file Ms. Spurlin’s employment agreement as an exhibit with your next amendment.

Response:         The Registrant has revised the Registration Statement to indicate that Ms. Spurlin’s employment contract has been terminated in order to conform her employment arrangement with that of all other executive officers.  The Registrant considered the requirements of Item 601(b)(10) of Regulation S-K in light of these recent circumstances and, for the reasons set forth below, does not believe filing the employment contract as an exhibit is required.

Item 601(b)(10)(i) requires a registrant to file as an exhibit every contract that was not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.  Ms. Spurlin’s agreement is no longer material to the Registrant, as it is no longer in existence.  Morever, no part of the employment agreement is to be performed in whole or in part going forward, and the agreement, dated June 9, 2009, was entered into more than two years ago.

Item 601(b)(10)(iii)(A) instructs, in relevant part that “any management contract or any compensatory plan, contract or arrangement….in which any director or any of the named executive officers…participates shall be deemed material and shall be filed….”  Ms. Spurlin no longer participates in the terminated employment agreement.  Likewise, Item 601(b)(10)(iii)(B) requires “participation” by the “employee;” accordingly, both subsections do not apply to this agreement.

Summary Compensation, page 109

44.                 We note your “Executive Compensation” disclosure on page 108.  We also note that based on your footnote (2) disclosure, it appears that you are reporting the profit interest awards as equity compensation.  Please revise the “Profits Interest Awards” heading on the summary compensation table to reflect the tabular format of Item 402(c)(1) of Regulation S-K, and, to the extent necessary, include relevant footnote disclosure to reflect how disclosure of profit interest awards fits within the Item 402(c)(2) disclosure requirements.

Response:         The Registrant has revised the “Profits Interest Awards” heading on the summary compensation table to read “Option Awards,” in accordance with Item 402(c)(1) of Regulation S-K and have included appropriate footnote disclosure, as requested, in accordance with Item 402(c)(2) of Regulation S-K.  Please see page 108.  Profits interests represent actual equity interests in the Registrant’s predecessor company; however, unlike common units, profits interests have no value for tax purposes on the date of grant.  Instead, they are designed to gain value only after the Registrant’s predecessor company has realized a certain level of return to those individuals who hold certain other classes of our equity.  The Registrant believes that, despite the fact that profits interests do not require the payment of an exercise price, they are most similar economically to stock options, and as such, they are properly classified as “options” under the definition provided in Item 402(a)(6)(i) of Regulation S-K.  Options, so defined, are properly disclosed in the “Option Awards” column of the Summary Compensation Table.  As such, it is the Registrant’s position that the profits interests granted to our named executive officers should be reported in the “Option Awards” column of the Summary Compensation Table.

Certain Relationships and Related Party Transactions

45.                 Please file the contribution agreement, the services agreement with PL Midstream and the registration rights agreement as exhibits with your next amendment.

Response:         The Registrant has filed a form of the Services Agreement with the Amended Registration Statement and undertakes to file forms of the Contribution, Assignment and Assumption Agreement and the Registration Rights Agreement promptly after they are completed.

46.                 Please revise your disclosure to fully comply with the requirements of Items 404(a) and 404(c)(1) of Regulation S-K.  In particular, your disclosure should discuss the approximate dollar value of the amount of the related party transaction and disclose the names of promoters, the nature and amount of anything of value received or to be received by each promoter.  In addition, please ensure that your disclosure here is consistent with the disclosure in Note 11, page F-29 of your financial statements.

Response:         The Registrant has revised the Registration Statement accordingly.  Please see page 118.

Material U.S. Federal Income Tax Consequences, page 144

47.                 Please include relevant tax disclosure related to the sale and disposition of the partnership units, as well as liquidation and termination of the partnership.  Refer to Item 12 of Industry Guide 5.

Response:         The Registrant respectfully submits that the disclosure contained on page 151 of the Amended Registration Statement under the heading “Disposition of Units” provides relevant information relating to the sale and disposition of partnership units.  The Registrant has also revised the Registration Statement to include tax disclosure regarding the termination and liquidation of the Registrant.  Please see page 148.

Taxation of the Partnership, page 144

48.                 Since the disclosure in the prospectus represents counsel’s opinion, please remove the last paragraph on page 145 as it is inappropriate to assume any legal conclusion underlying counsel’s opinion.

Response:         The Registrant has revised the Registration Statement accordingly.  Please see page 144.

Uniformity of Units, page 154

49.                 It is not readily apparent why counsel is unable to opine as to the validity of the general partner’s taking a position in filing the tax returns that preserve the uniformity of the units.  Please explain.

Response:         The Registrant has revised the Registration Statement to provide that Vinson & Elkins L.L.P. may not opine as to the validity of such a position as a result of the absence of controlling authority.  Please see page 153.

Underwriters, page 160

50.                 With a view towards disclosure, please tell us whether the sale of the common units, not purchased by the underwriters as part of their overallotment options, to your sponsors, their affiliates, your executive officers and your employees will be conducted pursuant to a registered offering or an exemption from registration.

Response:         Pursuant to the Contribution Agreement, Propylene Holdings will contribute PL Propylene to the Registrant in exchange for common units and the right to receive the net proceeds of the offering, as well as the right to receive additional common units, cash or a combination thereof, based upon whether or not the underwriters exercise their option to purchase additional common units in whole or in part.  Propylene Holdings will then distribute the common units and such rights to its sole member, PL Manufacturing.  Lindsay Goldberg and York Capital, the entities which control PL Manufacturing, have made the decision to cause PL Manufacturing to distribute these rights to the members of PL Manufacturing in accordance with the capital accounts of each member and pursuant to the limited liability company agreement of PL Manufacturing, as amended.  These common units will be issued pursuant to Section 4(2) of the Securities Act of 1933, and will carry the appropriate restrictive legends.

51.                 We note your disclosure on top of page 162, where you state, among other things that the underwriters’ activities may create a short position in the common units for their own account.  Please expand your disclosure to describe (i) what short sales are, (ii) how the underwriters will determine the method for closing out short sale positions, (iii) whether the underwriters’ activities may create a “naked short position” and what the underwriters’ plans are to close these naked short positions out, and (iv) what the potential effect of the underwriters’ short sales and underwriters’ transactions to cover these short sales may be.

Response:         The Registrant has revised the Registration Statement accordingly.  Please see page 161.

Financial Statements

Balance Sheets, page F-11

52.                 We note from your balance sheets that you present a line item for deferred revenue.  Please provide an accounting policy disclosure for these revenues and include an explanation in your document regarding why revenue recognition may be deferred.

Response:         The Registrant has revised the Registration Statement to include additional disclosure regarding deferred revenue.  Please see footnote 2 on page F-7.

Note 2 - Summary of Significant Accounting Policies

Cost of Sales, page F-16

53.                 We note your accounting policy disclosure which indicates you make chemical grade propylene and you are expecting to make polymer grade propylene following modifications to your plant.  If the costs of such modifications are expected to be material, please expand your liquidity disclosures to address the cost and source of funds for your modification plans.  In addition, to the extent the economics of polymer grade propylene are different than chemical grade propylene; please expand your disclosures to explain how this will impact your business.

Response:         The Registrant does not believe the estimated cost of the modifications necessary to enable the production of polymer grade propylene

(“PGP”) is material.  These modifications have been completed and did not require a material amount of capital resources.

The economics between chemical grade propylene (“CGP”) and PGP are not materially different.  The primary economic difference between CGP and PGP is the difference in the concentration of propylene in the product (i.e., PGP has a higher concentration of propylene), which typically results in a 1.5 cent per pound premium for PGP compared to CGP. This 1.5 cent per pound premium is largely offset by the manufacturing cost of the incremental amount of propylene in the product.

54.                 Other than to state that your cost of sales is calculated on a weighted-average cost basis, your accounting policy disclosure does not address the nature of the components of your costs of sales.  Please expand your policy disclosure to provide investors with an understanding of the various types of costs that are reflected in your cost of sales.

Response:         The Registrant has revised the Registration Statement to include additional information regarding the nature of the types of costs that are reflected in our cost of sales.  Please see footnote 2 on page F-7.

Note 3 — Inventory, page F-20

55.                 We note you present a substantial amount of finished goods inventory.  Based on the illustration you provide on page 92, it appears your finished goods largely leave your manufacturing facility via pipeline.  Please explain to us an in your document, where your finished products reside.  It is unclear if these amounts represent pipeline fill or if they reside entirely at storage facilities or both.  We note on page F-31, that you have a propylene storage contract.  Please expand the disclosures in your document to better explain the locations of your finished goods inventory including the key terms of your storage contract and also where and when title typically passes to your customers.

Response:         The Registrant’s finished goods inventory consists almost entirely of inventory stored with a third party pursuant to our exchange and storage contract.  The Registrant classifies its pipeline and plant fill inventory as work in process.  The Registrant has revised the Registration Statement to expand the disclosure in footnote 3 on page F-11 by explaining where the finished goods reside, key terms of the storage contract and when and where title passes to the customer.

Note 4 — Property Plant and Equipment, page F-20

56.                 We note you have disclosed a useful life for Catalysts of “3 to 25” years.  Please tell us what portion of your catalyst load, if any, has an expected useful life greater than three years and is being amortized accordingly.  Otherwise, please modify your amortization period disclosures.

Response:         Of our total catalyst cost, 80% has a life of 3 to 6 years while the remaining 20%, representing one specific catalyst, has a life equal to the estimated life of the plant of 25 years.  Each catalyst is amortized on the straight-line basis over its estimated useful life and is reviewed quarterly for any change in the estimated useful life.  The Registrant has revised the Registration Statement to include additional disclosure regarding catalyst lives. See footnote 4 on page F-12.

Exhibits

57.                 Please tell us what consideration you have given to filing the storage agreement as an exhibit to the registration statement.  In this regard, we note your “Purchase Obligations” disclosure in Note 13, page F-31 to your financial statements.  See Item 601(b)(10) of Regulation S-K.

Response:         With respect to the storage contract referred to in the Staff’s Comment, the Registrant considered the requirements of Item 601(b)(10) of Regulation S-K and, for the reasons set forth below, does not believe filing this contract as an exhibit is required.

Item 601(b)(10)(i) requires a registrant to file as an exhibit every contract that was not made in the ordinary course of business which is material to the registrant. The contract referred to in the Comment Letter was entered into in the ordinary course of the Registrant’s business. As a result, this contract is not required to be filed under Item 601(b)(10)(i).

Item 601(b)(10)(ii) instructs that, if a contract is such that it ordinarily accompanies the type of business conducted by the registrant and its subsidiaries, such contract will be deemed to have been made in the ordinary course of business and will not need to be filed as an exhibit unless it falls within one of four categories. We considered each of these categories and concluded as follows:

•                          The contract was not entered into with any person listed in Item 601(b)(10)(ii)(A);

•                          We do not believe this is a contract upon which the Company is substantially dependent since the contract is based on market rates and with a party that is, in the Registrant’s opinion, relatively easily to replace;

•                          The contract does not relate to an acquisition or sale of property, plant or equipment in excess of 15% of the Registrant’s fixed assets; and

•                          The contract is not a material lease.

Please contact Mike Rosenwasser (212.237.0019) or Jim Fox (212.237.0131) at Vinson & Elkins L.L.P. if you have any questions with respect to the foregoing.

Very truly yours,

/s/ James J. Fox
James J. Fox
Vinson & Elkins L.L.P.

cc:  Kevin Sterzel (Securities and Exchange Commission)

John Cash (Securities and Exchange Commission)

Era Anagnosti (Securities and Exchange Commission)

Nathan Ticatch (PetroLogistics LP)

G. Michael O’Leary (Underwriter’s counsel)

Mike Rosenwasser (Registrant’s counsel)